Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three and six months ended June 30, 2025 and 2024

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	June 30, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$84,666,913	$21,294,663
Accounts receivable		646,413	500,249
Prepaid expenses		2,514,507	489,921
Loan receivable	6b	-	6,120,503
Marketable securities	7	40,663,892	31,181,067
		$128,491,725	59,586,403
Non-Current
Property and equipment	8	15,701,897	16,232,302
Exploration and evaluation assets	9	263,830,842	262,291,098
Environmental bonds	10	2,606,346	2,725,220
TOTAL ASSETS		$410,630,810	$340,835,023

LIABILITIES
Current
Accounts payable and accrued liabilities		$3,415,933	$3,348,296
Convertible debentures	11	15,980,791	30,279,306
Current portion of lease liabilities	12	152,965	121,165
Flow-through share premium liabilities	13	8,028,580	1,355,210
		$27,578,269	35,103,977
Non-Current
Long-term portion of lease liabilities	12	361,602	281,721
Asset retirement obligation	10	2,164,986	2,026,975
Deferred income tax liability	14	288,554	259,191
TOTAL LIABILITIES		$30,393,411	$37,671,864

EQUITY
Share capital	15	$444,890,234	$362,941,599
Share option and warrant reserve	15	35,998,015	33,154,239
Accumulated deficit		(99,326,901)	(102,545,246)
Accumulated other comprehensive income		(1,323,949)	9,612,567
TOTAL EQUITY		$380,237,399	$303,163,159

TOTAL LIABILITIES AND EQUITY		$410,630,810	$340,835,023

Nature of operations (Note 2)

Material accounting policies (Note 5)

Commitments (Notes 11, 12, 13)

Subsequent events (Note 6a, 10)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 31, 2025

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		For the three months ended June 30		For the six months ended June 30
	Note	2025	2024	2025	2024
General and administrative costs
Share-based compensation	15,16	$1,101,397	$1,054,796	$3,047,236	$2,231,325
Administrative salaries, contractor and director fees	16	788,798	802,078	1,584,112	1,873,115
Investor relations		302,131	244,021	523,087	450,660
Office and administrative	16	293,457	184,524	537,457	405,985
Professional and consultant fees		889,659	701,840	1,950,470	1,360,712
Travel		90,292	117,686	266,317	263,750
Public company costs		480,127	94,788	625,853	260,954
Total general and administrative costs		$(3,945,861)	$(3,199,733)	$(8,534,532)	$(6,846,501)
Interest income		364,387	563,560	674,684	1,050,077
Interest expense	10,12	(34,179)	(20,413)	(76,058)	(40,303)
Interest on convertible debentures	11	(226,594)	(311,288)	(489,144)	(618,095)
Fair value gain (loss) on convertible debentures	11	627,079	(2,856,776)	338,497	(4,755,860)
Gain on disposal of assets	6d,6e	820,394	-	11,189,425	-
Foreign exchange (loss) gain		(75,864)	(38,579)	(68,945)	12,534
Other income		92,020	27,322	523,941	46,702
(Loss) income from operations		$(2,378,618)	$(5,835,907)	$3,557,868	$(11,151,446)
Deferred income tax recovery (expense)	14	491,348	(168,253)	(339,523)	488,674
(Loss) income from continuing operations		$(1,887,270)	$(6,004,160)	$3,218,345	$(10,662,772)
Loss from discontinued operations, net of tax	6a	-	(55,133)	-	(126,499)
(Loss) income for the period		$(1,887,270)	$(6,059,293)	$3,218,345	$(10,789,271)

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk	11	(665)	52,276	31,290	23,903
Change in fair value of marketable securities	7	2,497,949	(5,157,396)	(3,252,175)	(373,410)
Currency translation adjustment		(8,174,015)	2,445,764	(8,150,169)	5,549,070
Deferred tax (expense) recovery	14	(342,092)	696,249	434,538	(33,437)
Total other comprehensive (loss) income		$(6,018,823)	$(1,963,107)	$(10,936,516)	$5,166,126
Total comprehensive loss for the period		$(7,906,093)	$(8,022,400)	$(7,718,171)	$(5,623,145)

(Loss) income per common share – continuing operations[1]
Basic		$(0.04)	$(0.13)	$0.07	$(0.24)
Diluted		$(0.03)	$(0.13)	$0.07	$(0.24)
Weighted average number of common shares outstanding[1]
Basic		48,494,148	44,645,637	47,474,898	44,305,581
Diluted		49,705,694	44,645,637	48,690,134	44,305,581

Loss per common share associated with discontinued operations (Note 6a)

1 All per share amounts and weighted average common shares outstanding have been retroactively restated for all periods presented (Note 15).

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares[1]	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2024		43,225,744	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	15	920,000	23,000,000	-	-	-	23,000,000
Share issue cost, net of tax	15	-	(1,242,784)	-	-	-	(1,242,784)
Premium on flow-through shares	13	-	(3,680,000)	-	-	-	(3,680,000)
Shares issued on the exercise of stock options	15	220,810	4,204,189	(1,762,505)	-	-	2,441,684
Shares issued on the exercise of warrants	15	274,808	4,446,881	(819,407)	-	-	3,627,474
Shares issued to settle liability	15	31,318	524,998	-	-	-	524,998
Shares issued to settle interest	11,15	10,313	171,200	-	-	-	171,200
Share-based payments	15	-	-	2,752,002	-	-	2,752,002
Loss for the period		-	-	-	(10,789,271)	-	(10,789,271)
Other comprehensive income for the period		-	-	-	-	5,166,126	5,166,126
Balance as at June 30, 2024		44,682,993	$362,388,111	$29,358,911	$(71,199,426)	$4,444,390	$324,991,986

Balance as at January 1, 2025		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159
Shares issued in flow-through share financing	15	1,333,825	20,007,375	-	-	-	20,007,375
Shares issued in bought deal financing	15	5,121,500	51,215,000	-	-	-	51,215,000
Shares issued in private placement	13	625,000	6,250,000	-	-	-	6,250,000
Share issue cost, net of tax	15	-	(3,258,506)	-	-	-	(3,258,506)
Premium on flow-through shares	13	-	(8,002,950)	-	-	-	(8,002,950)
Shares issued on the exercise of stock options	15	248,237	1,528,148	(1,089,907)	-	-	438,241
Shares issued on partial conversion of debentures	11,15	1,221,818	13,928,728	-	-	-	13,928,728
Shares issued for exploration and evaluation asset	9a,15	16,666	161,160	-	-	-	161,160
Shares issued to settle interest	11,15	11,968	119,680	-	-	-	119,680
Share-based payments	15,16	-	-	3,933,683	-	-	3,933,683
Income for the period		-	-	-	3,218,345	-	3,218,345
Other comprehensive loss for the period		-	-	-	-	(10,936,516)	(10,936,516)
Balance as at June 30, 2025		53,295,948	$444,890,234	$35,998,015	$(99,326,901)	$(1,323,949)	$380,237,399

1 The number of outstanding common shares issued have been retroactively restated for all periods presented (Note 15).

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		For the three months ended June 30		For the six months ended June 30
	Note	2025	2024	2025	2024
Cash flows used in operating activities
(Loss) income for the period		$(1,887,270)	$(6,059,293)	$3,218,345	$(10,789,271)
Items not involving cash:
Share-based compensation	15	1,101,397	1,054,796	3,047,236	2,231,325
Deferred income tax (recovery) expense	14	(491,348)	168,253	339,523	(488,674)
Interest on convertible debentures	11	226,594	311,288	489,144	618,095
Fair value (gain) loss on convertible debentures	11	(627,079)	2,856,776	(338,497)	4,755,860
Gain on disposal of assets	6d,6e	(820,394)	-	(11,189,425)	-
Depreciation expense	8,19	74,820	70,779	144,591	122,837
Interest and accretion	10,12	34,179	32,343	76,058	64,828
Interest income on loan receivable	6b	-	-	(48,492)	-
Foreign exchange loss (gain)		102,905	(5,687)	99,102	(35,674)
Changes in non-cash working capital
Accounts receivable		(153,377)	287,597	(146,148)	423,590
Prepaid expenses		(1,651,518)	(869,238)	(1,451,645)	(714,255)
Accounts payable and accrued liabilities		805,414	(1,040,137)	(553,110)	(1,157,463)
		$(3,285,677)	$(3,192,523)	$(6,313,318)	$(4,968,802)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9a, 19	$(6,436,214)	$(4,802,964)	$(8,826,282)	$(7,879,037)
Acquisition of exploration and evaluation assets	9a, 19	-	(288,463)	(2,630)	(572,336)
Additions to property and equipment	8, 19	(15,188)	(473,280)	(279,497)	(495,954)
Acquisitions of marketable securities	7	(250,000)	(821,771)	(250,000)	(821,771)
Receipt of loan receivable, including interest	6b	-	-	6,168,995	-
		$(6,701,402)	$(6,386,478)	$(3,189,414)	$(9,769,098)

Cash flows from (used in) financing activities
Shares issued	15	$51,215,000	$-	$77,472,375	$23,000,000
Share issuance cost	15	(2,388,250)	-	(4,463,707)	(1,702,444)
Shares issued for warrant exercise	15	-	-	-	3,627,474
Shares issued for option exercise	15	161,041	405,373	438,241	2,441,684
Interest payment on debentures	11	(327,346)	(451,671)	(354,885)	(451,671)
Lease liability payments	12	(39,000)	(39,000)	(78,000)	(78,000)
		$48,621,445	$(85,298)	$73,014,024	$26,837,043
Effects of exchange rate changes on cash		(142,737)	15,275	(139,042)	47,446
Change in cash and cash equivalents		$38,491,629	$(9,649,024)	$63,372,250	$12,146,589
Cash and cash equivalents, beginning of period		46,175,284	58,828,863	21,294,663	37,033,250
Cash in disposal group	6a	-	(58,966)	-	(58,966)
Cash and cash equivalents, end of period		$84,666,913	$49,120,873	$84,666,913	$49,120,873

Cash and cash equivalents is comprised of:
Cash		$69,508,131	$49,120,873	$69,508,131	$49,120,873
Short-term cash deposit		15,158,782	-	15,158,782	-
Cash and cash equivalents		$84,666,913	$49,120,873	$84,666,913	$49,120,873

Cash flows associated with discontinued operations (Note 6a)

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024 under the symbol “ISO”. The Company’s common shares began trading on the New York Stock Exchange American LLC (“NYSE-A”) on May 5, 2025 under the symbol “ISOU”.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries:

•	Consolidated Uranium Inc. (“Consolidated Uranium”) (Ontario, Canada)
•	ICU Australia Pty Ltd. (Australia)

•	Management X Pty Ltd. (Australia)

•	CUR Australia Pty Ltd. (Australia)

•	12942534 Canada Ltd. (Canada)

•	Virginia Uranium Inc. (Virginia, United States)

•	CUR Sage Plain Uranium, LLC (Utah, United States)

•	CUR Henry Mountains Uranium, LLC (Utah, United States)

•	White Canyon Uranium, LLC (Utah, United States)

•	2596190 Alberta Ltd. (Alberta, Canada) (Note 9a)

As of June 30, 2025, NexGen Energy Ltd (“NexGen”) holds 30.9% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2025, the Company had accumulated losses of $99,326,901 and adjusted working capital of $124,922,827 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024 (the “Interim Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

3.	BASIS OF PRESENTATION

Statement of Compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements as at and for the year ended December 31, 2024.

Basis of Presentation

The Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, the Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in the Interim Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. The Interim Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

The Interim Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. As at June 30, 2025, the Company held a 50% interest in an unincorporated joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising of a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Company accounts for the Purepoint Joint Venture as a joint operation and has proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the consolidated annual financial statements for the year ended December 31, 2024 and have been consistently followed in preparation of the Interim Financial Statements.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in the consolidated annual financial statements for the year ended December 31, 2024 and have been consistently followed in the preparation of the Interim Financial Statements, except as described below.

Amendment to IAS 21 – Lack of exchangeability

The International Accounting Standards Board (“IASB”) issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.

The Company adopted this amendment on January 1, 2025 as required. There were no changes to the Interim Financial Statements from adopting this amendment.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

6.	TRANSACTIONS

(a)	Sale of Argentina assets and discontinued operation

On July 19, 2024, the Company completed the sale of all of its shares in a previously wholly held subsidiary, 2847312 Ontario Inc., which held all of the Company’s assets in the Argentina reporting segment, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium” or the “Buyer”). The net assets of the Argentina reporting segment primarily included the Laguna Salada project and the Huemul project. All income and expenses related to the Argentina reporting segment were presented as a discontinued operation as at December 31, 2024.

Consideration received from the sale primarily included:

•	US$10.0 million of common shares of the Buyer, being 2,000,000 shares at a price of US$5.00 per share. Should the Buyer complete a public listing or a concurrent financing at less than the price of US$5.00 per share, the Company is entitled to additional common shares (“Top Up Shares”) of the Buyer such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum price of US$4.00 per share. Should the Buyer not complete a public listing or not complete a concurrent financing within 12 months of the closing date, the Company is entitled to additional common shares of the Buyer (the “Additional Jaguar Uranium Shares”). Subsequent to June 30, 2025, the Company became entitled to receive the Additional Jaguar Uranium Shares as a result of the Buyer not completing a public listing within the specified timeframe.
•	Net Smelter Returns (“NSR”) royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). The Buyer retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.

•	NSR royalty of 1% on all production from the Huemul project (“Huemul NSR”). The Company retained a buy-back option on an existing royalty agreement on the Huemul project (“Huemul Buy-back Option”).

The Company accounts for the Top Up Shares and Additional Jaguar Uranium Shares as contingent assets and no value was recognized at the time of sale or as at June 30, 2025. The Company determined the carrying amount of the Laguna Salada NSR, Huemul NSR, and the Buy-back Option to be $nil at the time of the sale.

The gain on disposal of the asset group was as follows:

Common shares received	$13,727,000
Disposal costs incurred	(165,037)
Reclassification of cumulative currency translation adjustments	(1,686)
Net proceeds	$13,560,277

Cash	24,728
Accounts receivable	52,850
Exploration and evaluation assets (Note 9b)	8,182,088
Net assets sold	$8,259,666

Gain on disposal of Argentina assets	$5,300,611

The results from the discontinued operations of the Argentina reporting segment include:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Office and administrative expenses	$-	$55,133	$-	$89,443
Professional and consultant fees	-	-	-	37,056
Loss from discontinued operations	$-	$(55,133)	$-	$(126,499)

Basic and diluted loss per share – discontinued operations	$-	$(0.00)	$-	$(0.00)

There are no cash flow amounts included in the statement of cash flows for the three and six months ended June 30, 2025. Net cash used in operating activities during the three and six months ended June 30, 2024 was $26,220 and $36,767, respectively. Net cash from investing activities of the Argentina reporting segment during the three and six months ended June 30, 2024 was $39,352 and $67,557, respectively, which is inclusive of non-cash changes in accounts payable directly related to exploration and evaluation assets. The effects of exchange rate changes on cash during the three and six months ended June 30, 2024 was $282 and $949, respectively.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

6.	TRANSACTIONS (continued)

(b)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”).

In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity were both secured by a security interest in all the assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan, Indemnity and related security were subordinate to certain senior indebtedness of Anfield. The Bridge Loan was immediately repayable, among other circumstances, in the event the Arrangement Agreement is terminated by either IsoEnergy or Anfield Energy for any reason.

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025.

Included in the loan receivable as at December 31, 2024, was $5,899,864 advanced to Anfield Energy under the Bridge Loan and accrued interest of $220,639. Anfield Energy repaid the full amount due under the Bridge Loan, including accrued interest, on January 21, 2025. The Company received a full and final release from the Indemnity on March 3, 2025.

(c)	Joint Venture Agreement with Purepoint Uranium

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium in connection with the creation of an unincorporated joint venture for the exploration and development of a portfolio of uranium properties in northern Saskatchewan’s Athabasca Basin. The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. The Joint Venture Agreement closed on December 18, 2024 following a concurrent financing completed by Purepoint Uranium (the “Purepoint Financing”) and receipt of all regulatory approvals. Both companies contributed assets from its current portfolio of exploration projects to create the Purepoint Joint Venture.

The Purepoint Joint Venture is comprised of three projects: Dorado, Aurora, and the Celeste Block (together, the “Joint Venture Properties”) which were contributed from each party, as follows:

•	IsoEnergy: Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison
•	Purepoint Uranium: Turnor Lake and Red Willow

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium.

The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium are now 50%. After the exercise of the put option, the Company’s carrying amount in the Purepoint Joint Venture was reduced by $1,060,000, based on the closing share price of Purepoint Uranium on the exercise date. After the exercise of the Put Option, the Company holds a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery.

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium will act as the operator for the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

The Company has advances to the Purepoint Joint Venture, net of exploration and evaluation incurred, of $360,797 included in prepaid expenses as of June 30, 2025 (December 31, 2024: $nil). The Company’s share of exploration and evaluation costs incurred during the three and six months ended June 30, 2025 was $773,872 and $805,203, respectively (2024 - $nil) and are included in exploration and evaluation assets (Note 9).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

6.	TRANSACTIONS (continued)

(d)	Sale of Mountain Lake property

On November 13, 2024, the Company entered into an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company agreed to sell all its right, title and interest in the Mountain Lake property located in Nunavut.

The sale closed on February 14, 2025. The Company received the following as consideration on closing:

•	$8,625,000 common shares of Future Fuels, being 12,500,000 shares at a fair value of $0.69 per share based on the closing share price of Future Fuels on the sale closing date.
•	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000 (the “Mountain Lake NSR”).

•	1% NSR royalty on all uranium production from Future Fuels’ properties in Nunavut other than Mountain Lake (the “Nunavut NSR”).

The Company is entitled to receive an additional 2,500,000 common shares of Future Fuels (the “Deferred Shares”), issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels. The Company did not recognize any consideration for the Deferred Shares as this is a contingent asset where the realisation of income is not virtually certain at this time.

The Company recognized $1,936,944 in royalty assets for the Mountain Lake NSR and Nunavut NSR as a current asset, based on its indicative fair value. The Company initiated negotiations and eventually agreed to the sale of the Mountain Lake NSR and Nunavut NSR, to an unrelated third-party buyer, shortly after closing the sale with Future Fuels (Note 6e).

The Company and Future Fuels entered into an investor rights agreement, providing the Company with the right to nominate one director to the Future Fuels board of directors and to participate in future equity financings of Future Fuels to maintain its pro rata share ownership.

The gain on sale of the Mountain Lake property is as follows:

Common shares received	$8,625,000
Royalty assets received	1,936,944
Disposal costs incurred	(41,903)
Net proceeds	$10,520,041

Exploration and evaluation assets (Note 9b)	151,010
Net assets sold	$151,010

Gain on sale of Mountain Lake property	$10,369,031

(e)	Sale of Royalty Assets

On May 15, 2025, the Company, along with its wholly owned subsidiary, Consolidated Uranium, completed a royalty purchase agreement with Royal Uranium Inc. (“Royal Uranium”) pursuant to which the Company agreed to sell all its royalty assets, which includes the Laguna Salada NSR, Huemul NSR, Huemul Buy-back Option, Mountain Lake NSR, and Nunavut NSR (all together, the “Royalty Assets”). Consideration received from the sale of the Royalty Assets was $2,800,000 of common shares of Royal Uranium, being 8,000,000 shares at a price of $0.35 per share. The royalty purchase agreement assigned consideration of $1,936,944 to the Mountain Lake NSR and Nunavut NSR and $863,056 to the Laguna Salada NSR, Huemul NSR and Huemul Buy-back Option. The Company and Royal Uranium entered into an investor rights agreement, providing the Company with the right to nominate one director to the Royal Uranium board of directors and to participate in future equity financings of Royal Uranium to maintain its pro rata share ownership.

The gain on sale of the Royalty Assets is as follows:

Common shares received	$2,800,000
Disposal costs incurred	(42,662)
Net proceeds	$2,757,338

Royalty assets (Note 6d)	1,936,944
Net assets sold	$1,936,944

Gain on sale of Royalty Assets	$820,394

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model, or other available information if published share prices are not available. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2024	$2,000,000	$14,698,546	$337,144	$17,035,690
Acquired during the period	-	2,627,665	519,625	3,147,290
Common shares of Jaguar Uranium received from disposal of Argentina assets (Note 6a)	-	13,727,000	-	13,727,000
Subscription receipts converted to common shares	(2,000,000)	2,000,000	-	-
Change in fair value recorded in Other comprehensive income	-	(2,413,215)	(315,698)	(2,728,913)
Balance, December 31, 2024	$-	$30,639,996	$541,071	$31,181,067
Acquired during the period	-	250,000	-	250,000
Common shares of Purepoint Uranium received from exercise of put option (Note 6c)	-	1,060,000	-	1,060,000
Common shares of Future Fuels received from sale of Mountain Lake (Note 6d)	-	8,625,000	-	8,625,000
Common shares of Future Fuels received from sale of Royalty Assets (Note 6e)		2,800,000	-	2,800,000
Change in fair value recorded in Other comprehensive income	-	(3,214,253)	(37,922)	(3,252,175)
Balance, June 30, 2025	$-	$40,160,743	$503,149	$40,663,892

On June 30, 2025, marketable securities consisted of the following securities:

	Common Shares	Warrants
NexGen	279,791	-
Premier American Uranium Inc.	4,245,841	167,708
Atha Energy Corp.	10,535,281	791,144
Jaguar Uranium	2,000,000	-
Toro Energy Limited	6,000,000	-
Purepoint Uranium	7,333,334	3,333,334
Future Fuels	12,500,000	-
Royal Uranium	8,000,000	-

On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium Inc. (“Premier American Uranium”) (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitled the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions. The escrow release conditions were lifted on June 27, 2024, at which point the PUR Subscription Receipts were converted into 335,417 common shares and 167,708 common share purchase warrants of Premier American Uranium.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

7.	MARKETABLE SECURITES (continued)

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitled the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium Inc. (“Latitude Uranium”) announced on December 7, 2023.

On March 8, 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium, the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

On April 19, 2024, Atha Energy completed the acquisition of 92 Energy Ltd. (“92 Energy”) and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

On April 22, 2025, the Company subscribed to 625,000 Atha Energy shares for $250,000.

On July 19, 2024, the Company received 2,000,000 common shares of Jaguar Uranium (the “Jaguar Uranium Shares”) following the completion of the sale of its Argentina assets (Note 6a). The Company recorded an initial investment of $13,727,000 (US$10,000,000) for the Jaguar Uranium Shares. The Company requires consent from Jaguar Uranium should the Company trade or otherwise transfer the Jaguar Uranium Shares prior to Jagar Uranium completing a public listing.

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy Limited (“Toro Energy”) at a price of AUD$0.24 per common share.

On November 22, 2024, in connection with the Purepoint Financing (Note 6c), the Company purchased 3,333,334 units of Purepoint Uranium (“Purepoint Unit”). Each Purepoint Unit consists of one common share and one common share purchase warrant purchased at a price of $0.30 per unit for total consideration of $1,000,000. The Company received another 4,000,000 common shares of Purepoint Uranium at a price of $0.265 per common share on January 14, 2025 as a result of the Company exercising its Put Option in the Joint Venture Agreement (Note 6c).

On February 14, 2025, the Company received 12,500,000 common shares of Future Fuels from the sale of the Mountain Lake property. The Company recorded an initial investment of $8,625,000 based on the share price of Future Fuels on the sale date (Note 6d).

On May 15, 2025, the Company received 8,000,000 common shares of Royal Uranium from the sale of the Royalty Assets. The Company recorded an initial investment of $2,800,000 based on its indicative fair value (Note 6e).

The following assumptions were used to estimate the fair value of the Purepoint Uranium, Premier American Uranium, and Atha Energy warrants on June 30, 2025 and December 31, 2024:

	June 30, 2025
	Purepoint Uranium	Premier American Uranium	Atha Energy
Expected stock price volatility	125.17%	90.84%	85.76%
Expected life of warrants (years)	2.4	0.9	0.8
Risk free interest rate	2.60%	2.60%	2.60%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$0.24	$1.17	$0.61
Exercise price	$0.40	$3.50	$1.81
Fair value per warrant	$0.14	$0.08	$0.03

	December 31, 2024
	Purepoint Uranium	Premier American Uranium	Atha Energy
Expected stock price volatility	122.76%	96.37%	82.20%
Expected life of warrants (years)	2.9	1.4	1.3
Risk free interest rate	2.92%	2.92%	2.92%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$0.22	$1.44	$0.56
Exercise price	$0.40	$3.50	$1.81
Fair value per warrant	$0.14	$0.29	$0.05

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of- use asset	Leasehold improve- ments	Furniture	Total
Cost
Balance, January 1, 2024	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	-	604,534	-	-	13,992	618,526
Foreign exchange movement	1,074,694	162,606	-	-	-	1,237,300
Balance, December 31, 2024	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648
Additions	-	147,154	168,673	79,681	49,165	444,673
Foreign exchange movement	(636,955)	(179,380)	-	-	-	(816,335)
Balance, June 30, 2025	$12,665,807	$2,595,070	$665,936	$205,529	$91,644	$16,223,986

Accumulated depreciation
Balance, January 1, 2024	$-	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	-	101,794	121,737	30,922	7,699	262,152
Balance, December 31, 2024	$-	$191,785	$130,290	$33,083	$8,188	$363,346
Depreciation	-	52,791	72,134	24,002	9,816	158,743
Balance, June 30, 2025	$-	$244,576	$202,424	$57,085	$18,004	$522,089

Net book value:
Balance, December 31, 2024	$13,302,762	$2,435,511	$366,973	$92,765	$34,291	$16,232,302
Balance, June 30, 2025	$12,665,807	$2,350,494	$463,512	$148,444	$73,640	$15,701,897

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets.

	Note	June 30, 2025	December 31, 2024
Acquisition costs:
Acquisition costs, opening		$197,635,680	$227,424,953
Additions	9a	163,790	856,259
Asset retirement obligation change in estimate	10	165,923	(75,608)
Acquisition costs in disposal group	6a	-	(7,736,915)
Disposals and impairment of assets	9b	(1,065,567)	(33,853,518)
Foreign exchange movement		(6,985,427)	11,020,509
Acquisition costs, closing		$189,914,399	$197,635,680

Exploration and evaluation costs:
Exploration costs, opening		$64,655,418	$47,331,385
Additions:
Drilling		3,258,690	6,154,761
Geological and geophysical		1,621,549	5,524,677
Labour and wages		1,363,430	3,283,034
Camp costs		938,759	2,019,767
Share-based compensation	15	886,447	1,449,708
Engineering and underground access		411,449	1,300,104
Community relations		255,996	575,462
Travel		203,599	681,660
Health and safety and environmental		182,159	561,570
Geochemistry and assays		142,541	362,934
Claim holding costs and advance royalties		120,335	1,537,485
Net extension of claim refunds		(10,713)	(67,713)
Other		306,930	484,744
Foreign exchange movement		(274,703)	6,472
Total exploration and evaluation in the period		$9,406,468	$23,874,665
Exploration and evaluation costs in disposal group	6a	-	(445,173)
Disposals and impairment of assets	9b	(145,443)	(6,105,459)
Exploration and evaluation, closing		$73,916,443	$64,655,418
Total costs, closing		$263,830,842	$262,291,098

All claims are subject to minimum expenditure commitments.  The Company expects to incur the minimum expenditures to maintain the claims.

(a)	Additions

In the six months ended June 30, 2025, the Company elected to issue 16,666 common shares with a value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. In addition, the Company spent $2,630 to stake claims adjacent to its Tony M mine.

In the year ended December 31, 2024, the fair value of a contingent liability pursuant to the acquisition of the Ben Lomond property increased by $278,152 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $408,449 to stake claims to the northwest of the Tony M mine, spent $163,887 to purchase all the outstanding common shares of 2596190 Alberta Ltd., which holds a 100% interest in the Bulyea River property, and spent $5,771 to stake several property extensions adjacent to its Evergreen property during the year ended December 31, 2024.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Disposals and impairment

In the six months ended June 30, 2025, the Company derecognized $1,060,000 of exploration and evaluation assets as a result of exercising the put option in the Joint Venture Agreement (Note 6c) and derecognized $151,010 of exploration and evaluation assets on completion of the sale of the Mountain Lake property in Nunavut (Note 6d).

In the year ended December 31, 2024, the Company recorded a loss of $25,616,241 on the contribution of assets to the form the Purepoint Joint Venture with Purepoint Uranium (Note 6c). In the year ended December 31, 2024, the Company identified indicators of impairment on its Radio and Carlson Creek properties primarily because of the loss on the contribution of assets to form the Purepoint Joint Venture. The Company wrote the Radio and Carlson Creek properties down to their estimated fair values of $365,268 and $335,501, respectively, and recorded an impairment loss of $14,342,736 as a result.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work. Subsequent to June 30, 2025, the Company posted an additional AUD$352,066 after an updated rehabilitation cost estimate was approved by the regulatory authority for the Ben Lomond property in Queensland, Australia.

	June 30, 2025	December 31, 2024
Opening balance, start of period	$2,725,220	$2,542,047
Foreign exchange movement	(118,874)	183,173
Balance, end of period	$2,606,346	$2,725,220

The Company has recognized a provision for environmental rehabilitation in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	June 30, 2025	December 31, 2024
Opening balance, start of period	$2,026,975	$1,895,472
Accretion	51,553	82,178
Change in estimates	165,923	(75,608)
Foreign exchange movement	(79,465)	124,933
Balance, end of period	$2,164,986	$2,026,975

The estimated undiscounted amount of the asset retirement obligations as at June 30, 2025 is $2,402,371 (December 31, 2024: $2,369,440). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on the following key assumptions:

At June 30, 2025	United States	Australia
Inflation rate	2.70%	2.70%
Discount rate	4.48%	3.85%

At December 31, 2024	United States	Australia
Inflation rate	2.70%	1.80%
Discount rate	4.48%	4.41%

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures.

On January 19, 2025, QRC elected to convert US$3,000,000 of the principal of the 2020 Debentures for 1,221,818 common shares of the Company (Note 15). Fair value of $13,928,728 of the principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $27,539 owed on the US$3,000,000 principal from January 1, 2025 to the date of the conversion was settled in cash. The remaining principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $3.52 per share, up to a maximum (the “Maximum Conversion Shares”) of 1,150,788 common shares.

In the three and six months ended June 30, 2025, the Company incurred interest expense of $88,216 and $207,248, respectively (2024: $174,458 and $346,405, respectively) on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $17.32 per share, up to 366,070 Maximum Conversion Shares. The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures.

In the three and six months ended June 30, 2025, the Company incurred interest expense of $138,378 and $281,896, respectively (2024: $136,830 and $271,690, respectively) on the 2022 Debentures.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Six months ended June 30, 2025	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$4,870,701	$25,408,605	$30,279,306
Partial conversion of 2020 Debentures	-	(13,928,728)	(13,928,728)
Change in fair value in the period included in profit and loss	(133,706)	(204,791)	(338,497)
Change in fair value in the period included in OCI	(31,290)	-	(31,290)
Fair value, end of period	$4,705,705	$11,275,086	$15,980,791

Year ended December 31, 2024	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(948,228)	(6,155,428)	(7,103,656)
Change in fair value in the period included in OCI	(65,279)	-	(65,279)
Fair value, end of period	$4,870,701	$25,408,605	$30,279,306

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures[1]
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Expected stock price volatility	50.00%	44.00%	-	-
Expected life (years)	2.4	2.9	-	-
Risk free interest rate	2.42%	2.68%	-	-
Expected dividend yield	0.00%	0.00%	-	-
Credit spread	23.54%	23.05%	-	-
Underlying share price of the Company	$9.70	$10.36	$9.70	$10.36
Conversion price	$17.32	$17.32	$3.52	$3.52
Exchange rate ($:US$)	1.3639	1.4388	1.3639	1.4388

Note 1: The discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and the shares received on conversion can be sold at fair market value.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

12.	LEASE LIABILITIES

The Company has recognized lease liabilities on its office leases:

	June 30, 2025	December 31, 2024
Opening balance, start of period	$402,886	$512,566
Acquired during the period	165,176	-
Interest expense	24,505	46,320
Payments	(78,000)	(156,000)
Balance, end of period	$514,567	$402,886
Less: Current portion	(152,965)	(121,165)
Long-term lease liabilities	$361,602	$281,721

During the six months ended June 30, 2025, the Company entered into an office lease, which commenced on February 1, 2025 for lease payments of $3,498 per month from August 1, 2025 to January 31, 2027, and then increased to $3,887 per month until February 28, 2030. The discount rate applied to the lease was 8%. Minimum undiscounted lease payments for the next twelve months are $197,976, for the next twenty-four months after that are $324,559, and beyond that are $77,733.

13.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 (the “2024 FTS Liability”) (Note 15) and has incurred $20,622,929 in eligible exploration expenditures up to June 30, 2025. As of June 30, 2025, the Company is obligated to spend $2,377,071 on eligible exploration expenditures by December 31, 2025.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 (the “2025 FTS Liability”) (Note 15) and has incurred $886,754 in eligible exploration expenditures up to June 30, 2025. As of June 30, 2025, the Company is obligated to spend $19,120,621 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	June 30, 2025	December 31, 2024
Balance, opening	$1,355,210	$-
Liability incurred on flow-through shares issued	8,002,950	3,680,000
Settlement of flow-through share liabilities on expenditures	(1,329,580)	(2,324,790)
Balance, closing	$8,028,580	$1,355,210

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

13.	COMMITMENTS (continued)

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may or may not be payable in the future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

Contractual arrangements

The Company has an obligation to fund its share of the approved exploration budget for the Purepoint Joint Venture (Note 6c). The Company’s share of the approved exploration budget for the year ending December 31, 2025 is $2,500,000.

The purchase agreement for the Bulyea River property, which closed on June 28, 2024, includes a provision for the return of the Bulyea River property to Critical Path Minerals Corp. (“Critical Path Minerals”), if the Company does not or chooses to not make the following payments to Critical Path Minerals by the following dates:

•	On or before the 2nd anniversary of the closing date of sale: $300,000 in cash or common shares or a combination thereof, at the election of the Company;

•	On or before the 3rd anniversary of the closing date of sale: $350,000 in cash or common shares or a combination thereof, at the election of the Company;

•	Incur minimum expenditures of $2,000,000 within 36 months of the closing date of sale; and

•	Within 30 days after a published technical report containing a current mineral resource estimate for the Bulyea River property: $1,000,000 in cash or common shares or a combination thereof, at the election of the Company

14.	INCOME TAXES

Deferred income tax (expense) recovery comprises:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Deferred income tax (expense) recovery related to operations	$(328,798)	$(785,627)	$(1,669,103)	$(532,315)
Settlement of flow-through share liability on expenditures	820,146	617,374	1,329,580	1,020,989
Deferred income tax recovery (expense)	$491,348	$(168,253)	$(339,523)	$488,674

In the three and six months ended June 30, 2025, the Company recognized a deferred tax (expense) recovery of $(342,092) and $434,538, respectively (2024: recovery of $696,249 and expense of $33,437, respectively) related to the change in the fair value of the marketable securities recorded in OCI.

In the three and six months ended June 30, 2025, the Company incurred $2,950,340 and $6,092,994, respectively (2024: $3,858,590 and $6,381,184, respectively) of eligible exploration expenditures in respect of its 2024 FTS Liability commitment. In the three and six months ended June 30, 2025, the Company incurred $870,230 and $886,754, respectively (2024: $nil) of eligible exploration expenditures in respect of its 2025 FTS Liability commitment.

Share issuance costs presented in the statements of changes in equity in the six months ended June 30, 2025, are net of a deferred tax impact of $1,205,201 (2024: $459,660).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

On March 20, 2025, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every four existing pre-consolidation common shares. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common share. The number of common shares, restricted share units, stock options, and all per share amounts have been retroactively restated for all periods presented.

For the six months ended June 30, 2025:

(a)	During the six months ended June 30, 2025, the Company issued:

•	1,221,818 common shares to QRC from the conversion of US$3,000,000 of the principal of the 2020 Debentures (Note 11).
•	248,237 common shares on the exercise of stock options for proceeds of $438,241. As a result of the exercises, $1,089,907 was reclassified from reserves to share capital.

•	11,968 common shares to QRC to settle $119,680 of interest expense on the Debentures (Note 11).

•	16,666 common shares to Critical Path Minerals with a fair value of $161,160 to retain its 100% interest in the Bulyea River property (Note 9a).

(b)	On February 28, 2025, the Company issued 1,333,825 flow through common shares at a price of $15.00 per share for gross proceeds of $20,007,375. Share issuance cost was $1,515,084, net of tax of $560,373. Concurrently, the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for gross proceeds of $6,250,000 as part of a private placement.

(c)	On June 24, 2025, the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of $51,215,500 in a bought deal financing. Share issuance cost was $2,729,375, net of tax of $461,127.

For the year ended December 31, 2024:

(d)	During the year ended December 31, 2024, the Company issued:

•	239,865 common shares on the exercise of stock options for proceeds of $2,630,019. As a result of the exercises, $1,950,028 was reclassified from reserves to share capital.
•	274,808 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.

•	25,265 common shares to QRC to settle $348,830 of interest expense on the Debentures (see Note 11).

(e)	On February 9, 2024, the Company issued 920,000 flow through common shares at a price of $25.00 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.

(f)	On April 29, 2024, the Company issued 31,318 common shares valued at $524,998 and made a cash payment of $525,002 to settle the Company’s obligation to make a payment of $1,050,000 to Mega Uranium pursuant to the acquisition of the Ben Lomond property in 2022.

Restricted Share Units

Pursuant to the Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”), the directors may, from time to time, authorize the issuance of Restricted Share Units (a “RSU” or RSUs”) to directors, officers, employees and consultants of the Company. Each RSU once vested, is exercised and a common share is issued for zero consideration to the participant.

RSUs issued and outstanding on the dates set forth below are summarized as follows:

	Number of RSUs	Weighted average grant date fair value
Outstanding January 1, 2024	-	$-
Granted	87,500	10.60
Outstanding December 31, 2024	87,500	$10.60
Outstanding June 30, 2025	87,500	$10.60

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

15.	SHARE CAPITAL (continued)

Restricted Share Units (continued)

Share-based compensation related to the vesting of the grant date fair value of the RSUs are as follows:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Expensed to the statement of income and comprehensive income	$121,143	$-	$240,956	$-
Capitalized to exploration and evaluation assets	20,190	-	40,158	-
	$141,333	$-	$281,114	$-

Stock Options

Pursuant to the Company’s Omnibus Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2024	3,943,032	$13.28
Granted	647,000	12.68
Expired	(421,136)	14.16
Forfeited	(46,583)	14.04
Exercised	(239,865)	10.96
Outstanding December 31, 2024	3,882,448	$13.20
Granted	516,375	$11.72
Expired	(14,931)	17.04
Exercised	(248,237)	1.77
Outstanding, June 30, 2025	4,135,655	$13.69
Number of options exercisable	3,061,863	$14.00

As at June 30, 2025, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$4.04 - $10.44	416,685	$8.72	318,560	$8.29	2.2
$10.45 - $12.44	1,017,276	11.73	673,026	11.73	3.2
$12.45 - $15.24	1,323,327	13.25	858,577	13.51	3.2
$15.25 - $16.48	490,000	15.96	490,000	15.96	1.5
$16.49 - $18.16	590,483	16.56	423,816	16.57	3.1
$18.17 - $20.40	297,884	19.92	297,884	19.92	1.5
	4,135,655	$13.69	3,061,863	$14.00	2.8

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. Replacement options issued to Consolidated Uranium option holders in 2023 were all vested on the date of issuance.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

15.	SHARE CAPITAL (continued)

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

The following weighted average assumptions were used to estimate the grant date fair values:

	June 30, 2025	December 31, 2024
Expected stock price volatility	62.42%	61.57%
Expected life of options (years)	5.0	5.0
Risk free interest rate	2.87%	2.98%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$11.72	$12.67
Weighted average fair value per option granted	$6.44	$6.90

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation related to options for the three and six months ended June 30 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
Expensed to the statement of income and comprehensive income	$980,254	$1,054,796	$2,806,280	$2,231,325
Capitalized to exploration and evaluation assets	289,062	226,686	846,289	520,677
	$1,269,316	$1,281,482	$3,652,569	$2,752,002

Warrants

Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying shares	Weighted average exercise price per share
Outstanding January 1, 2024	276,652	$13.20
Expired	(1,844)	13.20
Exercised	(274,808)	13.20
Outstanding December 31, 2024	-	$-
Outstanding, June 30, 2025	-	$-

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

16.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. The following companies are related parties due to their relationship to the Company: Atha Energy (who acquired Latitude Uranium; Note 7), Premier American Uranium, Green Shift Commodities Ltd. (“Green Shift”), and Purepoint Uranium (Note 6c).

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts presented in the comparative period include short-term compensation and share-based compensation paid to the former President and Executive Vice President, Exploration & Development, who resigned on August 31, 2024 and October 31, 2024, respectively.

Three months ended June 30, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$432,501	$952,474	$1,384,975
Capitalized to exploration and evaluation assets	63,921	71,477	135,398
	$496,422	$1,023,951	$1,520,373

Six months ended June 30, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$867,464	$2,612,468	$3,479,932
Capitalized to exploration and evaluation assets	128,244	201,739	329,983
	$995,708	$2,814,207	$3,809,915

Three months ended June 30, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$499,355	$856,382	$1,355,737
Capitalized to exploration and evaluation assets	28,582	90,518	119,100
	$527,937	$946,900	$1,474,837

Six months ended June 30, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$898,180	$1,673,388	$2,571,568
Capitalized to exploration and evaluation assets	153,192	144,892	298,084
	$1,051,372	$1,818,280	$2,869,652

As of June 30, 2025:

•	$39,878 (December 31, 2024: $1,120,402) was included in accounts payable and accrued liabilities owing to related parties and directors and officers; and

•	$130,956 (December 31, 2024: $99,449) due from related companies was included in accounts receivable.

During the six months ended June 30, 2025, the Company:

•	reimbursed NexGen $5,540 (2024: $16,016) for use of NexGen’s office space; and

•	received $20,539 (2024: $8,502) from Premier American Uranium primarily as reimbursement for salaries (2024: Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

16.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 920,000 flow through common shares of the Company pursuant to the private placement on February 9, 2024 (Note 13), which NexGen did not participate in.

On January 19, 2025, NexGen’s shareholding was diluted to 31.8% as a result of the issuance of common shares on the conversion of US$3,000,000 of principal of 2020 Debentures (Note 11). Concurrent with the flow through financing on February 28, 2025, NexGen’s shareholding in the Company was maintained at 31.8% as a result of subscribing to 625,000 common shares of the Company in a private placement (Note 15).

On June 24, 2025, NexGen’s shareholding was diluted to 30.9% as a result of the issuance of 5,121,500 common shares as part of a bought deal financing, which NexGen participated in and bought 1,200,000 common shares (Note 15).

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium and Royal Uranium, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. The warrants included in marketable securities are Level 2.

Financial instrument risk exposure

As at June 30, 2025, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2025, the Company has cash on deposit and cash equivalents with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy included interest receivable and was repaid in its entirety during the six months ended June 30, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at June 30, 2025, the Company had an adjusted working capital balance of $124,922,827 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities), including cash and cash equivalents of $84,666,913.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure (continued)

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of June 30, 2025. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $28,817 that would flow through the consolidated statement of income (loss) and comprehensive income.

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $58,867 that would flow through consolidated statement of income (loss) and comprehensive income.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

18.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets and general and administrative expenditure are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows. Certain comparative amounts for the prior period have been reclassified to conform to the current period’s presentation.

As at June 30, 2025	Canada	United States	Australia	Total
Current assets	$127,520,008	$826,365	$145,352	$128,491,725
Property and equipment	836,419	14,865,478	-	15,701,897
Exploration and evaluation assets	102,467,860	135,302,057	26,060,925	263,830,842
Other non-current assets	-	2,193,604	412,742	2,606,346
Total assets	$230,824,287	$153,187,504	$26,619,019	$410,630,810
Total liabilities	$27,959,856	$1,751,842	$681,713	$30,393,411

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	-	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	-	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

Three months ended June 30, 2025	Canada	United States	Australia	Total
Share-based compensation	$1,084,648	$-	$16,749	$1,101,397
Administrative salaries, contractor and director fees	745,685	26,533	16,580	788,798
Investor relations	302,131	-	-	302,131
Office and administrative	252,355	34,193	6,909	293,457
Professional and consultant fees	774,975	114,684	-	889,659
Travel	97,594	3,814	(11,116)	90,292
Public company costs	480,127	-	-	480,127
Total general and administrative expenditure	$3,737,515	$179,224	$29,122	$3,945,861

Six months ended June 30, 2025	Canada	United States	Australia	Total
Share-based compensation	$3,001,688	$-	$45,548	$3,047,236
Administrative salaries, contractor and director fees	1,483,117	67,607	33,388	1,584,112
Investor relations	523,087	-	-	523,087
Office and administrative	466,432	55,835	15,190	537,457
Professional and consultant fees	1,770,457	180,013	-	1,950,470
Travel	262,503	3,814	-	266,317
Public company costs	625,853	-	-	625,853
Total general and administrative expenditure	$8,133,137	$307,269	$94,126	$8,534,532

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Three months ended June 30, 2024	Canada	United States	Australia	Total
Share-based compensation	$1,033,202	$-	$21,594	$1,054,796
Administrative salaries, contractor and director fees	755,559	17,469	29,050	802,078
Investor relations	244,021	-	-	244,021
Office and administrative	152,732	24,088	7,704	184,524
Professional and consultant fees	611,276	90,564	-	701,840
Travel	116,108	-	1,578	117,686
Public company costs	94,788	-	-	94,788
Total general and administrative expenditure	$3,007,686	$132,121	$59,926	$3,199,733

Six months ended June 30, 2024	Canada	United States	Australia	Total
Share-based compensation	$2,188,137	$-	$43,188	$2,231,325
Administrative salaries, contractor and director fees	1,794,697	37,222	41,196	1,873,115
Investor relations	450,660	-	-	450,660
Office and administrative	319,671	69,335	16,979	405,985
Professional and consultant fees	1,101,572	259,140	-	1,360,712
Travel	259,900	-	3,850	263,750
Public company costs	260,954	-	-	260,954
Total general and administrative expenditure	$6,375,591	$365,697	$105,213	$6,846,501

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024 and all associated income and expenses in the comparative period are classified as discontinued operations (Note 6a).

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three and six months ended June 30, 2025 and 2024.

Non-cash transactions in the three and six months ended June 30, 2025 and 2024 included:

(a)	A non-cash transaction in the three and six months ended June 30, 2025 of $309,252 and $886,447, respectively (2024: $226,686 and $520,677, respectively) related to share-based payments was included in exploration and evaluation assets (Note 15).

(b)	Acquisition of exploration and evaluation assets in the three and six months ended June 30, 2025 are presented net of a non-cash increase to asset retirement obligation of $165,923 (2024: $nil). Additions to exploration and evaluation assets in the three and six months ended June 30, 2025 are presented net of a non-cash (decrease) increase in accounts payable of $(1,113,618) and $518,433, respectively (2024: $460,755 and $2,009,667, respectively) and depreciation of $6,823 and $14,152, respectively (2024: $4,898 and $6,339, respectively) directly related to exploration and evaluation assets (Note 9).

(c)	Additions to property and equipment in the six months ended June 30, 2025 are presented net of a non-cash increase in right-of-use assets of $165,176 (Note 8).

(d)	The Company issued 1,221,818 common shares to QRC with a fair value of $13,928,728 in the six months ended June 30, 2025 following the conversion of US$3 million of the 2020 Debentures (Note 11). The Company issued 11,968 common shares with a fair value of $119,680 to QRC to settle a portion of the interest owing on the Debentures in the six months ended June 30, 2025 (2024: 10,313 common shares with a fair value of $171,200) (Note 11).

(e)	The Company received $1,060,000 of common shares of Purepoint Uranium in exchange for 10% of the Company’s interest in the Purepoint Joint Venture, with no gain or loss recorded on the exercise of the Put Option during the six months ended June 30, 2025 (Note 6c).

(f)	Acquisitions of exploration and evaluation assets in the six months ended June 30, 2025 include the issuance of 16,666 common shares with a fair value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. Acquisitions of exploration and evaluation assets in the six months ended June 30, 2024 are presented net of a non-cash increase in contingent payments of $278,152 (Note 9a).